UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39865

LEO HOLDINGS CORP. II

(Exact name of registrant as specified in its charter)

Albany Financial Center South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, the Bahamas

(310) 800-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, $0.0001 par value;

Units, each consisting of one Class A ordinary share, and one-fourth of one redeemable warrant; and

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 8

Pursuant to the requirements of the Securities Exchange Act of 1934, Leo Holdings Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEO HOLDINGS CORP. II

Date: December 15, 2023	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer